EXHIBIT A

Philip W. Goldsmith may, through his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of G&H.

The amount of shares of common stock of TransTechnology Corporation (the "Security") beneficially owned by Mr. Goldsmith which are not attributable to Mr. Goldsmith by virtue of his position as Chairman of G&H amount to less than 1% of the total outstanding shares of the Security.





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